FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of  JANUARY  , 2002
                                         ----------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                    000-30390
                                  -----------
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
    -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X          Form 40-F
                            -------                   ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes                    No     X
                       -------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date   January 23, 2002                   By  /s/ "Nick DeMare"
    ------------------------              -------------------------------------
                                          Nick DeMare
                                          Director
                                          (Signature)*

     *Print the name and title of the signing officer under his signature.


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                        Investor Relations 1-888-303-3361
                            CDNX: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                    JANUARY 23, 2002


     Hilton Technologies Launches StaySafe Hazard Avoidance Software Program

January 23rd 2002, Bakersfield, CA. Americans are turning to their cities to protect them from terrorism and other threats that continue to make headlines, but recent polls conducted by the Associated Press and CNN suggest residents don't believe their cities are up to the task. Responding to their citizens' concerns, mayors are making safety preparedness the number-one topic when they convene at the U.S. Conference of Mayors meeting in Washington, D.C., the week of January 21st 2002. As they and other officials look for ways to develop practical, effective emergency response plans, Hilton Technologies Ltd is introducing an artificial intelligence tool that enables officials to plan for and respond to a number of accidental or intentional threats. In addition, a virtual private network specially created for use within the Hilton software program will enable officials to communicate with one another, share ideas, experiences, and receive periodic updates and tips.

Hilton's StaySafe(TM) Hazard Avoidance Software Program (www.staysafesoftware.com) employs first-of-its-kind artificial intelligence and simulation capabilities into a CD-ROM/Web-based solution to help municipalities, first- response agencies and corporate America prepare and plan for countless emergency situations. With the software, officials can simulate nuclear and chemical leaks, airborne biological agents or other threats.

At the time of our first news release relating to the StaySafe Software program dated November 6th 2001, the program was initially intended to penetrate the consumer market. The company has since revised and increased the functional capabilities of the StaySafe Software to meet the needs of federal, state and local governments as well as first response agencies and corporate America. Hilton has identified that these potential customers represent a much larger available market.

The functional capabilities of the StaySafe Software are highly comprehensive and technically advanced. Once a simulation of a release or multiple releases is initiated, the system will supply quantified information on a variety of data sets. Dispersion of the agent or substance is calculated and displayed utilizing real-time weather parameters such as wind direction and velocity, ambient temperature, dew point and elevation. They can see how such an emission would actually spread based on the agent's specific properties - all of which affect how the emission progresses. The user then receives more detailed information on the potentially harmful agent and guidance for response including; agent dispersion in parts per million, potential casualties and evacuation patterns.

In the event of an actual emergency, and once the threatening agent has been identified, StaySafe will supply vital information on the progress of the emission. Drawing from real-time weather service and other data, it will map the emission's pattern of movement, and provide background on the agent, as well as guidance on protecting against or avoiding the emission. Evacuation planning is not the only critical piece of the planning but also who not to evacuate to prevent gridlock.

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The technology behind StaySafe marries a library of scientific data on the 100 most threatening chemical, biological, and radioactive agents, including a review of symptoms, prevention and suggested treatments for exposure. Users of the library can search by name of agent, symptoms, country of origin, and by typing other key words to identify the agent during an actual scenario.

The list of benefits is extensive and include:

- The ability to run countless scenarios to optimize emergency disaster planning and evacuation methods.
- The ability to prepare and educate officials on 100 of the most threatening chemical, biological and radioactive agents, their symptoms, diagnosis, treatment and any precautionary measures.
-    Monitor actual occurrences as it is progressing in real-time.
- Reduce fatalities by being able to identify the danger zones within a release.
- The ability to join other like-minded officials, such as a government body like Homeland Security in participating in the National Safety Preparedness Network (NSPN) in creating or synchronizing emergency protocol.

TECHNICAL HIGHLIGHTS

HAZARD MODELING APPLICATION

The HM application simulates the spreading of a chemical, biological or radioactive agent released in the atmosphere and its impact on any major city or region in America. In addition, the simulation will be used as an educational and preventive tool. Three main modules can be identified.

MODULE I: EDUCATIONAL PURPOSE

The educational part of the simulation is covered by providing the user with an extensive library of 100 of the most common and known agents (biological, chemical or radioactive).

The library consists of the following elements:

-    Historical overview
-    Description of the agent
-    Propagation
-    Symptoms and Diagnosis (whether or not you have contracted the agent)
-    Treatment
-    Preventive measures (special clothing, gas mask etc)
-    Medical Resources (Antidotes, medicine, etc.)
-    Quick Reference (a condensed Symptoms, Prevention and Treatment)

MODULE II: MAP GENERATOR

The map generator is the central part of the application and the graphical user interface. It is detailed in a way so that the user is able to zoom in and out or scroll without any time delay. The top zoom level of the map is a general map of America with all major cities visible. There are several zoom levels so that the users can zoom in to actual street level to any address they choose. In addition, the user will be allowed to scroll up, down, and side-to-side to center the view. For now, the application will use a two-dimensional view; later versions may include a three-dimensional point of view.

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MODULE III: SIMULATOR

The simulator predicts the spreading of an agent depending on certain wind and weather conditions. This information is conveyed to the Graphical User Interface
(GUI) where it is displayed in various ways. Standard visualization methods such as contours of concentration, three levels of danger zones, and fatality rates are used to give the user a display of what is unfolding.

The following features are included:

- 'INTUITION Solver' predicts spreading of any specific agent depending on the current environment conditions.
-    'INTUITION Solver' handles different levels of contamination.
-    Advanced visualization methods to show the areas of contamination.
- Forecasting ability (based on current information) to predict future dispersion and fall out of contaminants in 1-minute time increments.
-    Integration of live weather data feeds.

COST AND AVAILABILITY

StaySafe software is available on CD-ROM and also utilizes the user's Internet connection. It is easy to use and to install. It can be purchased from Hilton Technologies Ltd. for $4,900.00 by calling the sales desk at 1-800-432- 5451. Product information can be found on the web at www.staysafesoftware.com

Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB:
HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.

ON BEHALF OF THE BOARD

/s/ Donald Busby

Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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